

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Zeng Chuan Da
President and Principal Executive Officer
China Manufacturing Acquisition III Corp.
9 Division Street, Apt. 201
New York, NY 10002

> **Re: China Manufacturing Acquisition III Corp.**
> **Registration Statement on Form 10-12G**
> **Filed July 29, 2010**
> **File No. 000-54054**

Dear Mr. Zeng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

Please note that this filing will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Business of Issuer, page 1

1.   Please reconcile your disclosure in the third paragraph that there have been no "specific" discussions with the disclosure in the third paragraph on page 10 that your sole officer and director has not had any preliminary contact or discussions with other entities regarding a business combination with you.

<u>Item 1A. Risk Factors, page 3</u>

<u>We have a limited operating history…page 3</u>

2.	We note your statement that you have no "significant" assets; however, it appears from your financial statements that you have no assets. Please revise.

<u>There can be no assurance… page 5</u>

3.	Please reconcile your disclosure in the second sentence of this risk factor with the statement in the first paragraph on page 1 that you seek a target company in the manufacturing industry.

<u>Our stockholders may engage in a transaction to cause the company to repurchase…, page 9</u>

4.	Revise to explain fully the right your current stockholder has to cause you to sell securities to third parties and use the proceeds to repurchase shares held by your current stockholder. Revise throughout your filing as appropriate, and file any agreement as an exhibit.

<u>Item 2. Financial Information, page 9</u>

<u>Management's Discussion and Analysis…, page 9</u>

5.	Refer to your disclosure in the fifth paragraph on page 10. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement.

<u>Item 6. Executive Compensation, page 12</u>

6.	We note your disclosure that your sole officer and director has not received any remuneration since inception. Please clarify whether he has earned any compensation.

7.	Refer to the fourth paragraph on page 12. With a view toward disclosure, clarify whether your reference to a disclosure requirement relates to any understandings or agreements regarding executive compensation. If so, please also tell us the basis for your conclusion that the understanding or agreement is not required to be disclosed.

Item 7. Certain Relationships and Related Transactions…, page 12

8.   With a view toward disclosure, please tell us:

- the identity of all direct or indirect promoters of China Manufacturing Acquisition III Corp., including any individuals who exercise voting or investment control over, or otherwise control, any entity that is a promoter and explain their roles in establishing or organizing the business;

- the role of David Feldman in founding or organizing the business; and

- the current or past relationships between China Manufacturing Acquisition III Corp., its promoters and each of China Food and Beverages Acquisition Corp., China Real Estate Acquisition Corp., China Education Acquisition Corp., China High Technology Acquisition Corp., China Clean Energy Acquisition Corp., China Transportation Acquisition Corp. and every other blank check company established by your promoters.

Item 10. Recent Sales of Unregistered Securities…, page 13

17.   It appears from Note 4 to the financial statements that you have not received payment for the shares of common stock sold to Pondview Limited on November 24, 2009. If you still have not received payment, please tell us when you expect to receive payment and how the failure to pay for the shares is consistent with the terms of the common stock purchase agreement. Finally, add appropriate risk factor disclosure.

Financial Statements

18.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Statement of Cash Flows, page F-5

19.   Please revise to disclose the non-cash financing activity of the sale of common shares in exchange for the subscription receivable, as required by FASB ASC 230-10-50-3 through -50-6.

Note 5 Other Payables, page F-9

20.   Please tell us how you considered the definition of related party from FASB ASC 850-10-20 in assessing whether the government-sponsored entities are or are not related parties. Specifically address sub-paragraphs f. and g. of the definition. In that regard, we also see disclosure on page 12 that the government-sponsored entities may be deemed to

be promoters. If you determine that the government-sponsored entities are related parties, please identify the entities as related parties in your disclosure.

Exhibit 10.1

21.   It does not appear that Exhibit A to the stock purchase agreement filed as Exhibit 10.1 to your registration statement has been signed. Please file the final, executed version of your agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile): David N. Feldman, Esq.